Knockhouse Productions

Profit and Loss
September 2021 - May 2022

	TOTAL
Income	
Discounts/Refunds Given	-424.80
Services	78,534.33
Total Income	**$78,109.53**
GROSS PROFIT	**$78,109.53**
Expenses	
Advertising & Marketing	4,996.56
Appraisal Fees	950.00
Bank Charges & Fees	4,465.01
Equipment Expenses	209.69
Meals & Entertainment	396.23
Office Supplies & Software	2,578.22
Rent & Lease	28,384.67
Studio Expenses	88.99
Travel	24.42
Utilities	745.27
Total Expenses	**$42,839.06**
NET OPERATING INCOME	**$35,270.47**
NET INCOME	**$35,270.47**

Knockhouse Productions

Balance Sheet

As of May 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	-140.00
Expense Checking	4,139.00
Main Operating (7371)	-7,952.60
Retained Earning Checking (7520)	-912.36
Revenue Checking (7397)	4,066.01
Total Bank Accounts	**$ -799.95**
Other Current Assets	
Deposits - Lease Improv	2,500.00
Inventory Asset	1,150.32
Rent	3,000.00
Undeposited Funds	-600.00
Total Other Current Assets	**$6,050.32**
Total Current Assets	**$5,250.37**
Fixed Assets	
Fixed Assets - Accum Depr	
Accum Depr - Comp Equpt	-305.00
Accum Depr - Furn & Fixt	-803.00
Accum Depr - Lease Improv	-325.00
Accum Depr - Office Equpt	-1,381.00
Accum Depr - Software	-424.00
Accum Depr - Studio Music Equpt	-3,990.00
Total Fixed Assets - Accum Depr	**-7,228.00**
Fixed Assets - Cost	-2,518.00
Computer Equipment	648.22
Furniture & Fixtures	2,825.61
Leasehold Improvements	36,522.76
Office Equipment	3,999.99
Software	898.00
Studio Music Equipment	69,754.58
Total Fixed Assets - Cost	**112,131.16**
Total Fixed Assets	**$104,903.16**
TOTAL ASSETS	**$110,153.53**

Knockhouse Productions

Balance Sheet

As of May 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sweetwater	-639.00
Total Credit Cards	**$ -639.00**
Other Current Liabilities	
Deposits	-570.00
Total Other Current Liabilities	**$ -570.00**
Total Current Liabilities	**$ -1,209.00**
Total Liabilities	**$ -1,209.00**
Equity	
Member Distributions	
Member Distribution - DS	-8,774.00
Member Distribution - JL	-5,375.00
Member Distribution - MH	-23,532.55
Member Distribution - RL	-28,350.00
Total Member Distributions	**-66,031.55**
Opening Balance Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	-2,875.35
Partner Contributions	
Member Contribution - RL	2,674.94
Member Contribution - DS	2,673.94
Member Contribution - JL	46,173.94
Member Contribution - MH	16,012.74
Total Partner Contributions	**67,535.56**
Retained Earnings	94,769.30
Net Income	17,964.57
Total Equity	**$111,362.53**
TOTAL LIABILITIES AND EQUITY	**$110,153.53**

Knockhouse Productions

Statement of Cash Flows

September 2021 - May 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	35,270.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-1,150.32
Rent	-3,000.00
Sweetwater	-639.00
Deposits	-570.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,359.32**
Net cash provided by operating activities	**$29,911.15**
INVESTING ACTIVITIES	
Fixed Assets - Cost	-1,332.00
Fixed Assets - Cost:Leasehold Improvements	-8,750.00
Net cash provided by investing activities	**$ -10,082.00**
FINANCING ACTIVITIES	
Member Distributions:Member Distribution - DS	-13,273.00
Member Distributions:Member Distribution - JL	-1,875.00
Member Distributions:Member Distribution - MH	-7,342.55
Member Distributions:Member Distribution - RL	-5,350.00
Owner's Pay & Personal Expenses	-15,652.15
Partner Contributions:Member Contribution - RL	-5,999.00
Partner Contributions:Member Contribution - JL	40,000.00
Partner Contributions:Member Contribution - MH	-15,000.00
Retained Earnings	0.00
Net cash provided by financing activities	**$ -24,491.70**
NET CASH INCREASE FOR PERIOD	**$ -4,662.55**
Cash at beginning of period	3,262.60
CASH AT END OF PERIOD	**$ -1,399.95**